Exhibit 1.1(a)

CDC Australia Signs Agreement to Acquire Praxa Ltd.

Investment in outsourcing company with deep Microsoft .NET expertise increases chinadotcom’s high quality, recurrent revenues and expands Australian market presence

[Hong Kong, January 04, 2003] CDC Australia, a subsidiary of chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced the signing of an agreement to acquire Praxa Limited (“Praxa”), an Australian IT professional services organization and subsidiary of US-listed ManTech International Corporation, (“ManTech”) (NASDAQ: MANT).

Praxa, established in 1982, is focused on the development of relationships with large organizations that have a need for outsourced application development, management and maintenance. Praxa has secured long-term contracts with a number of large “Partner Accounts” that provide it with long term, recurring revenue. Since Praxa’s incorporation, it has established a solid client base consisting mainly of large enterprises and government agencies in Australia. In addition, it is anticipated that Praxa will provide a distribution platform for chinadotcom’s self-developed software products as well as for the range of software solutions that chinadotcom currently delivers across the Asia Pacific region.

Through its e-Business solutions unit in the UK, chinadotcom has been developing Government IT service relationships that leverage chinadotcom’s low-cost software development centers in China to deliver quality, cost effective applications. “We are pleased to make the announcement of our agreement to acquire Praxa at this stage as it represents an opportunity for chinadotcom to continue its stated objective of moving its business towards more recurring revenue streams derived from large enterprises and Government relationships. Praxa has a long and successful track record of working with various Government departments and agencies in Australia,” said Allan Hyde, Managing Director of CDC Australia.

The acquisition of Praxa is expected to add significant potential synergies to chinadotcom’s software initiative, spearheaded by its CDC Software unit. Praxa has built strong capabilities in the Microsoft and Oracle products space and is regarded by many as having one of the more established Microsoft .NET development capabilities in the Australian market. This acquisition should allow chinadotcom to develop synergies with its software development centers in China, which are operating under both the Microsoft .NET system and the Sun ONE open architectures. Steve Collins, Managing Director of CDC Software, said: “Praxa forms a very solid base to extend the current distribution platform for our software products into the Australian market. The kind of relationships that Praxa has, together with its Government-focused value-added-reseller network, offer the potential to leverage both existing CDC Software products as well as future offerings into the Australian market.”

“We believe that Praxa is at an exciting stage of its development, having recently emerged from difficult IT conditions as a profitable and focused IT services business,” said Daniel Widdicombe,

CFO of chinadotcom corporation. “Through this acquisition, chinadotcom will acquire a base of quality, recurrent revenues, in particular focusing on long-term government contracts along the lines of the work we are performing for the UK’s Department of Trade and Industry. In addition, we look forward to helping Australian companies sell their products and services into the China market as well as enabling them to achieve efficiencies through outsourcing some of their R&D work to our low-cost China software development center.”

chinadotcom notes that while CDC Australia has executed an acquisition agreement and expects to consummate the acquisition in Q1 2003, customary closing conditions do exist and there is no assurance that the transaction will be consummated. The impact of this acquisition on chinadotcom’s 2003 results will depend on the timing of the close. Additional details of the agreement were not released.

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About chinadotcom corporation
chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Asia, China, the US and the UK. With operations in 10 markets - - the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. Also, chinadotcom leverages its alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com.

About Praxa Limited
Praxa Limited is a leading Australian IT professional services provider to corporate and government market sectors. The company specializes in providing mission critical bespoke applications and managed services to enterprises. Praxa was formed in 1982 with a team of four. That original team of four has grown to a current team of 237 professionals servicing clients from offices in Brisbane, Sydney, Melbourne and Canberra, Australia. Praxa is certified to ISO 9001 and is committed to a process of continuous improvement.

Praxa specializes in promoting a “client-partner” relationship and provides a full range of co-operative outsourcing and long-term development and support capabilities to achieve this. This encompasses technology consultancy, application and infrastructure design through to construction, implementation, upgrade, enhancement and repair, project management, asset and contract management and on-going support services. Praxa’s capabilities also cover the provision of hardware, software, project services, application hosting and specialist technical consulting.

For more information on Praxa Limited please visit the company website at www.praxa.com.au.

About ManTech International
Headquartered in Fairfax, Virginia, ManTech International Corporation delivers a broad array of information technology and technical services solutions to U.S. federal government customers, focusing primarily on critical national defense programs for the intelligence community and Department of Defense. ManTech designs, develops, procures, implements, operates, tests and maintains mission-critical, enterprise information technology and communication systems and infrastructures for federal government customers in the United States and 34 countries worldwide. Additional information on ManTech can be found at www.mantech.com.

Safe Harbor Statement
This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel	:	1-212-661-2160
Fax	:	1-973-591-9976
e-mail	:	craig.celek@hk.china.com

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